UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

EV3 INC.

(Name Of Subject Company (Issuer))

COVIDIEN GROUP S.A.R.L.

COV DELAWARE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A200

(CUSIP Number of Common Stock)

Michelangelo Stefani

Covidien Group S.a.r.l.

36 Bld Prince Henri

L-1724, Luxembourg

Telephone: +352 266 379 31

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The following are slides used by Covidien during an investor conference call held on June 1, 2010.

Acquisition of ev3 June 1, 2010

Forward-Looking Statements
Covidien   |   June 1, 2010 2   |
This presentation contains certain “forward-looking statements” that are not historical facts.  These statements are based on management’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements.  All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements.
The forward-looking statements in this presentation may include statements addressing the following subjects:
the expected timing of the completion of the transaction, the effect of the transaction on Covidien’s business and competitive position, future innovation and market growth, Covidien’s future financial performance, financial condition and operating results, and economic, business, competitive and/or regulatory factors affecting our business. Any of the following factors may affect our future results:
– Uncertainties as to the timing of the transaction
– Uncertainties as to how many of ev3’s stockholders will tender their shares in the offer
– The risk that competing offers will be made
– The possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction
– The effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners

Forward-Looking Statements (con’t)
– The risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability
– Other business effects, including the effects of industry, economic or political conditions outside of
Covidien’s and ev3’s control
– Transaction costs
and other risks and uncertainties discussed in Covidien’s and ev3’s filings with the U.S. Securities and Exchange
Commission, including the “Risk Factors” sections of Covidien’s and ev3’s most recent annual report on Form 10-
K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by COV
Delaware Corporation, a wholly-owned subsidiary of Covidien, and the Solicitation/Recommendation Statement to
be filed by ev3. In addition, our historical combined financial information prior to June 29, 2007 is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.  Neither Covidien nor ev3 undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.  All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.
Covidien |   June 1, 2010 3 |

This presentation contains a non-GAAP financial measure. This non-GAAP financial measure, which is used as a measure of Covidien’s performance, should be considered in addition to, not as a substitute for, or superior to, measures of Covidien’s financial performance prepared in accordance with GAAP.  Covidien’s non-GAAP measures may be defined differently than similar terms used by other companies, and accordingly, care should be exercised in understanding how Covidien defines its non-GAAP financial measures.
Specifically, any one-time charge for transaction costs, restructuring, and future payment charges are excluded from the projected earnings per share dilution.
Covidien management uses this non-GAAP financial measure because it believes it is useful and more meaningful to assess projected earnings per share dilution excluding the transaction-related expenses. This non-GAAP financial measure is also used by Covidien’s management in their financial and operating decision-
making because management believes it reflects the underlying economics of Covidien’s ongoing business in a manner that allows meaningful period-to-period comparisons. Such comparisons may be more meaningful because operating results presented under GAAP may include, from time to time, items that are not necessarily relevant to understand Covidien’s business and may, in some cases, be difficult to forecast accurately for future periods. Covidien’s management believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating Covidien’s current operating performance and future prospects in the same manner as management does if they so choose. Non-GAAP financial measures have limitations, however, because they do not include all items of income and expense that affect Covidien’s operations.  Covidien’s management compensates for this and other limitations by also considering Covidien’s financial results as determined in accordance with GAAP.
Non-GAAP Financial Information
Covidien   |   June 1, 2010 4   |

This presentation is neither an offer to purchase nor a solicitation of an offer to sell any securities of ev3 Inc.  COV
Delaware Corporation (”Purchaser”), an indirect, wholly-owned subsidiary of Covidien, has not commenced the tender offer for the shares of ev3 common stock described in this release.
Upon commencement of the tender offer, Purchaser will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ev3 will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, ev3, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Purchaser and ev3 through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting:
Covidien
Investor Relations
508-452-4650
investor.relations@covidien.com
or
ev3 Inc.
Julie Tracy
Sr. Vice President
Chief Communications Officer
949-680-1375
jtracy@ev3.net
Important Information about the Tender Offer
Covidien |   June 1, 2010 5 |

Acquisition of ev3
A Leader in the Endovascular Market
• Provides significant scale to newly created vascular platform
– Broad, differentiated portfolio of peripheral vascular intervention products
(1)
– Entry into high growth neurovascular intervention market
(2)
– Robust pipeline of products and research capabilities to drive future growth
– Builds upon Covidien peripheral venous intervention business
– Creates leading vascular intervention platform
• “Scarcity value” of asset
– Best “pure-play” vascular intervention company of scale
• Leverages existing global infrastructure and physician training expertise
• Straightforward integration plan and synergy achievement
Strategic Rationale
Covidien |   June 1, 2010 6 |
1. Includes atherectomy, peripheral vascular  stents, PTA catheters, embolic protection devices, thrombectomy catheters, and procedural support products.
2. Includes coils, flow diverters, liquid embolics, balloons, stents  (both coil assist and ICAD),  access and delivery products.

•
$22.50 per share all cash offer
– $2.6B total purchase price
•
Financed with cash on hand and debt
– Take-out financing to include bonds and commercial paper
•
Tender offer expected to launch in approximately 10 days
•
Transaction expected to close by July 31, 2010
Key Deal Terms
Covidien   |   June 1, 2010 7   |
Acquisition of ev3
A Leader in the Endovascular Market

Financial Overview
• Covidien combined with ev3 is expected to significantly enhance our operating profile over the next several years
– Accretive to revenue growth and gross margins
– Delivers improved shareholder value over the long-term
– Robust and attractive pipeline and research capability to drive future growth
• Expected financial impact
– Accretive on a cash basis
(1)
in the first full year post close
– Fiscal 2010 dilution of 5 to 8 cents per share will be offset somewhat by underlying strength of our business
– Including deal-related amortization, deal is expected to be approximately 10 to 15 cents dilutive to earnings per share in fiscal 2011 and becomes accretive during fiscal 2012
• Committed to maintaining our current strong investment grade rating while retaining balance sheet flexibility
– Expect to manage our cash balance in the $1 Billion to $2 Billion range
– Continue targeting returns of 25% to 40% of free cash flow to shareholders through dividends and share repurchases
– Balance sheet remains strong with significant free cash flow after concluding transaction
1. Excluding one-time costs and deal-related amortization
Covidien |   June 1, 2010 8 |

ev3 Enhances Covidien Medical
Devices Segment
• Establishes strong market positions in targeted high growth neurovascular and peripheral vascular markets in one transaction
– Strong peripheral vascular intervention market position, #1 in Atherectomy
– Leading player in neurovascular interventions
•
– >100 products offered
– 15 products launched in the past 12 months
– 8 clinical trials in-process
• Includes an established global infrastructure and sales channel
– Commercial presence in 65+ countries
– Strong share and growth in EU
– Robust emerging market presence
•
– World-class physician training program
– Broader and deeper geographic penetration
– Continued investment in high-growth emerging markets
Covidien |   June 1, 2010 9 |
Strengthens Medical Devices’ product leadership position in vascular intervention applications — offers complete portfolio delivering immediate scale
Accelerates market growth, adoption, penetration through Covidien capabilities

Attractive Market Opportunity
Peripheral Vascular Market Drivers
• Robust and growing market with a high unmet
need (100 M people WW affected)
• U.S. treatment rate ~25%
• Failure to treat results in debilitating pain,
increased heart attack and stroke risk and
amputation
• Macro trends driving growth (Aging population
and obesity)
• Improved PAD awareness, increasing clinical
evidence and new technologies will further
leverage this market
• Stroke represents the 3 leading cause of
death in U.S.
• Established Aneurysm therapy market driven by
new technologies and transition from surgical
clipping  to endovascular treatment
• Emerging Ischemic market with many promising
new treatment options
• Improved imaging and detection, new products
and improved clinical outcomes will further
develop both Aneurysm and Ischemic markets
Neurovascular Market Drivers
Total Market: $3.1B
(1)
Total Market: $1.3B
(1)
Growth: 6-8%
(2)
Growth: 10-12%
(2)
PV Stents
Procedural Support
PTA
Thrombectomy
Atherectomy
EPD
Coils
Access & Delivery
Balloons
Neuro Stents
Liquid Embolics
Flow Diverters
Notes: (1) 2010 – COV estimates
in currently served markets.
(2) 2010-2015 CAGR
Market size and growth based on
management estimates. Actual
amounts could differ
Covidien |   June 1, 2010 10 |
rd

Comprehensive Platform
with Strong Momentum
Business Key Drivers
Procedure penetration, improving margins and
leveraging existing cost structure
Increased sales force productivity
Growth in plaque excision business
New product launches
Ongoing progress in clinical studies (DEFINITIVE
LE, DEFINITIVE AR)
New product launches
Core businesses: Coils
Emerging Markets:  OUS launch of products
for large/giant aneurysms and ischemic
stroke
Ongoing progress in clinical studies
Flow Diverter: PUFS, COCOA
Stent: SWIFT
International
Market penetration, expansion to new
geographies, direct distribution
Peripheral Vascular
Disease (PV)
Neurovascular
Disease (NV)
Peripheral
Vascular
61%
Neurovascular
39%
Plaque Excision
18%
Stents
25%
Thrombectomy and
Embolic Protection
7%
Peripheral Vascular
Procedural Support
11%
Neurovascular
Embolic Products
25%
Neuro access
and delivery
14%
International
40%
US
60%
Covidien |   June 1, 2010 11 |

Critical Success Factors
• ev3 capabilities
– Depth of expertise in both the Peripheral Vascular and Neurovascular markets
– Experienced sales channel in the markets in which ev3 operates
– Leading edge R&D capabilities
– Strong cadence of product launches and forward pipeline
– Emphasis on clinical evidence with circa 50% of R&D spend focused on clinical trials
• Augmented by Covidien capabilities
– World class physician training program
– Leverage PACE (Professional Affairs and Clinical Education) program in major global markets to support PV and NV
– “Hands-on” peer to peer training; preceptorships; seminars
– Extended reach through broader and deeper global presence
– Greater reach into hospitals and marketing depth
– Existing peripheral venous business
– Ability to continue to invest in high-growth emerging markets
Covidien   |   June 1, 2010 12   |

Acquisition of ev3 June 1, 2010